Exhibit 99.1

BriaCell Appoints Leading Immunologist Dr. Alexander Kharazi to its Scientific Advisory Board

PHILADELPHIA, PA and VANCOUVER, British Columbia, February 23, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, is pleased to announce that it has appointed leading immunologist, Alexander Kharazi, M.D., Ph.D., to its Scientific Advisory Board.

Dr. Kharazi co-invented Bria-IMT™, BriaCell’s lead clinical candidate, in collaboration with Dr. Charles L. Wiseman, BriaCell’s Founder and Principal Research Advisor. Dr. Kharazi currently serves as Chief Technology Officer at Stemedica Cell Technologies, Inc. His experience includes roles as Chief Scientist of the Immunotherapy laboratory at St. Vincent Medical Center in Los Angeles (1998-2006) and Chief Pathologist of a large good laboratory practice (GLP) animal study at the University of California, Los Angeles (UCLA) (1991-1998) reporting results to the U.S. Congress. Additionally, he has worked as a Research Fellow in the department of Pathology at the Tokyo Metropolitan Institute of Gerontology in Japan from 1989 to 1991. Dr. Kharazi earned his Ph.D. in immunology and his medical degree in internal medicine and pathology in Kiev, Ukraine. He is a named inventor on eight U.S. patents and several foreign patents. He is the author of numerous U.S. and international publications and has been an invited speaker/chairman/panelist on several scientific meetings.

“Alexander brings over thirty years of knowledge and experience in developing novel immuno-therapeutics, and his commitment to find solutions for unmet medical needs makes him an ideal scientific advisor to BriaCell,” stated Bill Williams, BriaCell’s President & CEO. “Alexander’s extensive expertise in the field of cellular immunotherapy will be a great asset to our team as we continue our efforts to develop safe and effective immunotherapies for advanced breast cancer and other cancers.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com